Mail Stop 4561

December 22, 2008

Mr. Stephen C. Markowski
Chief Financial Officer
LookSmart, Ltd.
625 Second Street
San Francisco, CA 94107

> **Re:** **LookSmart, Ltd.**
> **Form 10-K For the Fiscal Year Ended December 31, 2007**
> **Form 10-Q For the Quarterly Period Ended September 30, 2008**
> **Forms 8-K Filed on February 28, 2008, May 5, 2008, August 5, 2008**
> **and November 3, 2008**
> **File No. 000-26357**

Dear Mr. Markowski:

We have completed our review of the above referenced filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief